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EXHIBIT 4 (b)

Amendment No. 1
Appointment of Successor Rights Agent

    This Amendment No. 1 is made as of August 31, 2000 with reference to the Rights Agent Agreement Dated as of December 10, 1998 (the "Agreement") between PACCAR Inc, a Delaware Corporation (the Company) and First Chicago Trust Company.

    Pursuant to Section 21 of the Agreement the Company has exercised its right to remove First Chicago Trust Company as Rights Agent upon 30 days' notice in writing. The Company appoints Wells Fargo Bank Minnesota N.A. as the successor rights agent ("Successor Rights Agent") to First Chicago Trust Company under the Agreement effective as of the close of business September 15, 2000.

    Successor Rights Agent represents that it has reviewed the Agreement, that it is eligible to serve as Successor Rights Agent under Section 21 of the Agreement, that it accepts the appointment to act as agent for the Company and the holders of the Rights and agrees to be bound by the Agreement as if it had been originally named as Rights Agent.

    IN WITNESS WHEREOF the parties have caused this Amendment No. 1 to be duly executed and attested, all as of the date and year first above written.

Attest:		PACCAR Inc
By	/s/ BRUCE N. HOLLIDAY Name: Bruce N. Holliday Title: Assistant Secretary	By	/s/ JANICE M. D'AMATO Name: Janice M. D'Amato Title: Corporate Secretary
Attest:		WELLS FARGO BANK MINNESOTA, N.A.
By	/s/ SUZANNE SWITS Name: Suzanne Swits Title: Vice President	By	/s/ BEVERLY ROBINSON Name: Beverly Robinson Title: Assistant Vice President

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Amendment No. 1 Appointment of Successor Rights Agent